

September 16, 2016

Bill Belitsky, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

Re: Morgan Stanley Global Investment Solutions -- M.A.D.E. Portfolio, 2016
        File No. 333-213215

Dear Mr. Belitsky:

On August 19, 2016, you filed a registration statement on Form S-6 for Morgan Stanley Global Investment Solutions -- M.A.D.E. Portfolio, 2016 (the "Fund"). We reviewed the registration statement, and provide our comments below. For convenience, our comments are organized using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary – Investment Concept and Selection Process

Page 2

1. The disclosure states that the Fund will invest "across more than a dozen industries that [Research believes] are favorably exposed to growth opportunities in the execution of a shared, electric and autonomous ecosystem or are favorably positioned to the adjacent data and content opportunities created by the additional time afforded to consumers who are spending less time driving vehicles." Please explain, in plain English, what factors the Sponsor considers when categorizing companies as "favorably exposed" to the M.A.D.E. ecosystem and "favorably positioned" to adjacent opportunities. Please provide more details about the nature of such "adjacent data and content opportunities."

2. The disclosure states that the Fund's portfolio "may invest significantly in a number of sectors." Please identify the sectors in this section (in addition to the Risks Factors section).

Example

Page 4

    3. The disclosure explains that a shareholder's returns and expenses will vary, "potentially naturally." Please explain the meaning of this phrase.

Risk Factors

Page 17

    4. Please disclose the specific risks of the M.A.D.E. ecosystem and the related businesses instead of including generic disclosures regarding consumer products, financial, industrial and information technology companies.

    5. The Investment Summary section states that the Fund's portfolio will "primarily consist of large capitalization stocks." The Risk Factors section, however, explains that the Fund may invest "significantly" in mid-cap issuers. Please reconcile the statement in the strategy section with the disclosure in the risks section and include a description of the applicable capitalization ranges. Furthermore, the upper end of the capitalization range spectrum for what the Sponsor considers "mid-cap" ($28.7 billion) exceeds most commonplace definitions. Please include a more appropriate capitalization range or provide examples that justify the Fund's definition.

GENERAL COMMENTS

    6. In your response letter, please provide a status update regarding the exemptive application you have filed with the Staff.

    7. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

    8. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

    9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6908.

Sincerely,

/s/ Asen Parachkevov

Attorney Adviser